D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, British Columbia V5G 4M9

Canada

July 12, 2022,

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Jan Woo and Mr. Patrick Faller

Re:	D-Wave Quantum Inc. Amendment No. 4 to Registration Statement Form S-4 File No. 333-263573

Dear Ms. Jan Woo and Mr. Patrick Faller:

D-Wave Quantum Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4 p.m. Eastern Time on July 13, 2022, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3224 or Thomas R. Martin of Greenberg Traurig, P.A., at (305) 579-0739 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

D-Wave Quantum Inc.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

cc:	Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Thomas R. Martin

Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]